

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 11, 2009

Mr. Robert Mackay
Chief Financial Officer
Laural Resources, Inc.
#15-1019 North Shore Blvd
Burlington, Ontario Canada L7T 1X8

      Re: **Laural Resources, Inc.**
              Form 10-K for the Fiscal Year Ended May 31, 2009
              Filed August 7, 2009
              Form 10-Q for the Fiscal Quarter Ended August 31, 2009
              Filed October 7, 2009
              File No. 0-52762

Dear Mr. Mackay:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended May 31, 2009

Disclosure Controls and Procedures, page 19

1.   We note your disclosure in this section of your document and it appears you may have comingled multiple disclosure requirements. Please modify your document to provide disclosure regarding your disclosure controls and procedures and your related effectiveness conclusions as required by Item 307 of Regulation S-K. In addition, separately provide the required management report on its assessment of internal control over financial reporting per Item 308 of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended August 31, 2009

Controls and Procedures, page 16

We note your disclosure in your Form 10-Q indicates that your disclosure controls and procedures were effective. We further note there were no changes to your controls, nor were there any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective action. We previously noted in you Form 10-K, your discussion which indicated there were "…no effective controls instituted over financial disclosure and the reporting process." Given your previous material weakness disclosure, please explain why, if no changes were made to your internal controls, you are able to conclude that your disclosure controls and procedures are effective as of the end of the fiscal quarter covered by your report. To the extent previously disclosed material weaknesses have been remedied, please disclose the remedial actions taken.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief